File No. 70-09699


                          (As filed October 17, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 2 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                    Eastern Enterprises
ACJ Acquisition LLC                    Boston Gas Services, Inc.
Brooklyn Union Gas Company             EE-AEM Company, Inc.
  and its subsidiary companies         EE Acquisition Company, Inc.
KeySpan Energy Corporation             EEG Acquisition Company, Inc.
  and its subsidiary companies         Eastern Associated Capital Corp.
KeySpan Operating Services LLC         Eastern Associated Securities Corp.
KeySpan Exploration & Production LLC   Eastern Energy Systems Corp.
KeySpan Technologies Inc.              Eastern Rivermoor Company, Inc.
KeySpan MHK, Inc. and its subsidiary   Eastern Urban Services, Inc.
   companies                           Mystic Steamship Corporation
One MetroTech Center                   PCC Land Company, Inc.
Brooklyn, New York  11201              Philadelphia Coke Co., Inc.
KeySpan Gas East Corporation           Water Products Group Incorporated
KeySpan Generation LLC                 Western Associated Energy Corp.
KeySpan Corporate Services LLC         9 Riverside Road
KeySpan Utility Services LLC           Weston, Massachusetts  02493
Marquez Development Corp.              Boston Gas Company and its
Island Energy Services Company, Inc.     subsidiary companies
LILCO Energy Systems, Inc.             Essex Gas Company and its
175 East Old Country Road                subsidiary companies
Hicksville, New York  11801            Colonial Gas Company and its
KeySpan-Ravenswood Inc.                  subsidiary companies
KeySpan-Ravenswood Services Corp.      One Beacon Street
38-54 Vernon Boulevard                 Boston, Massachusetts  02108
Long Island City, New York  11101      Midland Enterprises Inc., and its
KeySpan Services, Inc., and its          subsidiary companies
  subsidiary companies                 300 Pike Street
Octagon 10 Office Building             Cincinnati, Ohio  45202

1719 Route 10, Suite 108               ServicEdge Partners, Inc.
Parsippany, New Jersey 07054           AMR Data Corporation
KeySpan Energy Trading Services LLC    62 Second Avenue
100 East Old Country Road              Burlington, Massachusetts  01803
Hicksville, New York 11801
KeySpan Energy Supply LLC              ENERGYNORTH, INC.
14-04 111th Street                     EnergyNorth Natural Gas, Inc.
College Point, New York  11356         Broken Bridge Corporation
                                       EnergyNorth Realty, Inc.
                                       1260 Elm Street
                                       P.O. Box 329
                                       Manchester, New Hampshire  03105
                                       EnergyNorth Propane, Inc.
                                       75 Regional Drive
                                       Concord, New Hampshire  03301
                                       ENI Mechanicals, Inc. and its
                                         subsidiary companies
                                       25 Depot Street
                                       Manchester, Massachusetts  03101


 ------------------------------------------------------------------------------
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                              KeySpan Corporation
                 ----------------------------------------------
        (Name of top registered holding company parent of each applicant)

Steven L. Zelkowitz                         L. William Law, Jr., Esq.
Senior Vice President                       Senior Vice President
    and General Counsel                     and General Counsel
KeySpan Corporation                         Eastern Enterprises
One MetroTech Center                        9 Riverside Road
Brooklyn, New York  11201                   Weston, Massachusetts 02493

Michelle L. Chicoine
Executive Vice President
EnergyNorth, Inc.
1260 Elm Street
Manchester, New Hampshire 03101

              ----------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.                       Andrew F. MacDonald, Esq.
Laura V. Szabo, Esq.                         Thelen Reid & Priest LLP
Dickstein Shapiro Morin                      701 Pennsylvania Avenue, NW
& Oshinsky LLP                               Suite 800
2101 L Street, NW                            Washington, D.C.  2004
Washington, D.C.  20037

Richard A. Samuels, Esq.
McLane, Graf, Raulerson & Middleton P.A.
900 Elm Street
P.O. Box 326
Manchester, New Hampshire  03105

                               AMENDMENT NO. 2 TO
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     This    pre-effective    Amendment    No.   2    amends    the   Form   U-1
Application/Declaration previously filed in this proceeding with the Securities and Exchange Commission in the following respects:

Item 1 Description of the Proposed Transaction

     1. The second to last sentence in the first paragraph of Item 1.C.2. is hereby amended by deleting it in its entirety and replacing it with the following sentence:

                  "KeySpan   currently   has   approximately   $2.0  billion  in
                  Guarantees outstanding which are expected to remain in place following the Mergers."

     2. The twelfth paragraph of Item 1.D.1 is amended by deleting "231" from the third sentence and replacing it with "375."

     3. Item 1.D.2.b is amended by  deleting  ", ETC" from item v.

Item 6 Exhibits and Financial Statements

     1. The section of Exhibit B (KeySpan, Eastern and EnergyNorth Dividend Reinvestment Plan and Stock Based Compensation and Employee Benefit Plan) entitled "EnergyNorth Plans" is hereby amended by deleting "June 18, 2000" in the last sentence of the last paragraph in the section entitled "Shareholder Rights Plan" and replacing that date with "June 30, 2001."

     2. The following Exhibits are hereby deleted in their entirety and replaced by the new exhibits attached hereto:

          Exhibit  C  -  KeySpan  Corporation  Financing   Arrangements  (as  of
          September 30, 2000)

          Exhibit D - Utility Subsdiary Financing Arrangements (as of September 30, 2000)

          Exhibit E - Nonutility Subsidiary Financing Arrangements (as of September 30, 2000)

          Exhibit G-1 - Form of Service Agreement for KeySpan Corporate Services LLC

          Exhibit G-2 -Form of Service  Agreement for KeySpan  Utility  Services
          LLC

          Exhibit G-3 - Form of Service Agreement for KENG

          Exhibit M - Number of Service Company Employees

     3. The following Exhibits are provided:


          Exhibit F - Tax Allocation Agreement

          Exhibit H-1 - Form of Utility Money Pool Agreement

          Exhibit H-2 - Form of Nonutility Money Pool Agreement

          Exhibit I -Fees (Filed with the Commission on June 15, 2000, File No. 70-9641 and incorporated by reference herein)

          Exhibit J - Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                    KEYSPAN CORPORATION


                                               /s/
                                    ----------------------------
                                    Steven Zelkowitz
                                    Senior Vice President and General
                                    Counsel


                                    EASTERN ENTERPRISES

                                               /s/
                                    ----------------------------
                                    L. William Law, Jr.
                                    Senior Vice President and General
                                    Counsel


                                    ENERGYNORTH, Inc.

                                               /s/
                                    ----------------------------
                                    Michelle L. Chicoine
                                    Executive Vice President


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